EXHIBIT 99.1

TeliaSonera: MegaFon Shareholders Unite Behind Shareholders' Agreement

STOCKHOLM, Sweden, March 09, 2005 (PRIMEZONE) -- TeliaSonera, TelecomInvest ("TCI") and IPOC International Growth Fund Limited ("IPOC"), the main shareholders in Russian mobile operator MegaFon, today announce the signing of an agreement intended to strengthen their relationship and clarify the governance and operations of MegaFon.

The main points contained in the agreement include:

- TeliaSonera, TCI and IPOC reinforce their commitment to the existing legally binding Shareholders' Agreement, which governs the relationship among the parties and guarantees the independence of MegaFon. In particular, the Shareholders' Agreement specifically prevents a direct or indirect competitor, such as the Alfa Group, from holding a stake in MegaFon. Therefore, for the common good of MegaFon, the parties will work to resolve the ongoing dispute regarding Alfa's claim of ownership in MegaFon.

- In acknowledging the validity and binding effect of the existing MegaFon Shareholders' Agreement, the parties deplore the efforts of the Alfa Group to challenge this Shareholders' Agreement through claims made in the court of Khanti-Mansisk, Siberia. The shareholders are calling on Alfa to withdraw this action.

- TeliaSonera, TCI and IPOC will actively work towards a public listing of MegaFon once the dispute with the Alfa Group is resolved.

- Given the common position of the shareholders, and in order to provide MegaFon with increased stability, IPOC and TCI are withdrawing claims against TeliaSonera, which are currently subject to arbitration proceedings in Stockholm.

- TeliaSonera will increase its contribution to the operational development of MegaFon by appointing an officer within MegaFon. This position will ensure that MegaFon continues to benefit from TeliaSonera's expertise and knowledge in the telecommunications business and services development.

``Our agreement on certain basic principles and the support for the Shareholders' Agreement is important for MegaFon's stability and its day-to-day operations. We believe the public listing of MegaFon is the right way forward for TeliaSonera shareholders to maximize the value of the holding," comments TeliaSonera's President and CEO Anders Igel.

Jeff Galmond, beneficial owner of IPOC Capital Partners, said: "Today'sagreement takes us a step closer towards ensuring that MegaFon's management and shareholders remain entirely focused on the business of building a strong and competitive force in the Russian mobile telecommunications market. MegaFon's shareholders are united behind the existing Shareholders' Agreement, which prohibits competitors from purchasing a stake in MegaFon. It is time that Alfa accepts the unequivocal validity of existing Shareholder's Agreements."

Notes to the editors

1. TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera holds directly and indirectly a 43.8% stake in MegaFon. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

2. IPOC International Growth Fund Ltd. is an investor operating worldwide and investing in high technologies, telecommunications and media in emerging markets. The investment manager of the Fund is IPOC Capital Partners Ltd. IPOC International Growth Fund Ltd. is a longstanding investor in MegaFon and currently holds an 8% stake in the company. Pursuant to an ICC arbitration award in Geneva, which has been confirmed by the Swiss Supreme Court, IPOC has validly exercised and paid for an option entitling it to the transfer of an additional 5.575% of the share capital of MegaFon. IPOC further asserts its legal rights to an additional 19.42% stake that is disputed by Alfa. IPOC's primary beneficial owner is Jeffrey Galmond, a Danish lawyer and longstanding investor in the Russian telecoms sector.

3. Telecominvest is one of Russia's leading telecommunications groups, aiming to create a telecommunications Group on a pan-Russian scale. In its ten years of operation, the Group has helped build modern mobile and fixed-line digital networks across Russia, it is currently represented in the telecommunications markets of the Moscow region, North-West region (including St. Petersburg), North-Caucasus, Volga Region, Central region, Siberia, Far East and Ural. Telecominvest currently holds a 31% stake in MegaFon. Telecominvest is 15% owned by North West Telecom, 26.1% by TeliaSonera and 58.9% by First National Holdings. Jeffrey Galmond is the beneficial owner of First National Holdings.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

 For further information journalists can contact:
 TeliaSonera's Press Office, +46-(0)8-713 58 30
 IPOC's Press Spokesman, Gregor Mackay, +44-(0)20-74 00 44 80

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=78395&fn=wkr0001.pdf